Filed by Lumera Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Commission File No.: 000-50862
Subject Company: GigOptix, LLC

This filing relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger by and among Lumera Corporation (“Lumera”), GigOptix LLC, Galileo Merger Holdings, Inc., Galileo Merger Holdings, Inc., Galileo Merger Sub L, Inc. and Galileo Merger Sub G, LLC dated as of March 27, 2008.

* * * *

Lumera will file with the SEC a registration statement on Form S-4, which will contain a proxy statement/prospectus regarding the proposed merger transaction, as well as other relevant documents concerning the transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LUMERA, GIGOPTIX LLC AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Lumera’s stockholders seeking their approval of Lumera’s issuance of shares in the transaction and to members of GigOptix LLC. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by Lumera with the SEC at the SEC’s web site at www.sec.gov. Free copies of Lumera’s SEC filings are available on Lumera’s web site at www.lumera.com and also may be obtained without charge by directing a request to Lumera Corporation, 19910 North Creek Parkway, Bothell, WA 98011-3008, Attention: Investor Relations or by telephoning us at (425) 415-6847.

Lumera and its directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Lumera’s stockholders with respect to the proposed transaction. Information regarding Lumera’s directors and executive officers is included in its annual report on Form 10-K filed with the SEC on March 17, 2008, as amended by Form 10-K/A filed with the SEC on March 27, 2008. More detailed information regarding the identity of potential participants and their direct or indirect interests in the transaction, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other documents to be filed with the SEC in connection with the proposed transaction.

Final Transcript
May. 06. 2008 / 1:30PM PT, LMRA - Q1 2008 LUMERA CORP Earnings Conference Call

Final Transcript Conference Call Transcript LMRA - Q1 2008 LUMERA CORP Earnings Conference Call Event Date/Time: May. 06. 2008 / 1:30PM PT

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Final Transcript
May. 06. 2008 / 1:30PM PT, LMRA - Q1 2008 LUMERA CORP Earnings Conference Call

CORPORATE PARTICIPANTS

Helene Jaillet
Lumera Corp. - Director, IR and Corporate Communications

Joe Vallner
Lumera Corp. - Interim CEO

Peter Biere
Lumera Corp. - SVP, CFO, Treasurer

Raluca Dinu
Lumera Corp. - VP, Electro-Optic Business Unit

CONFERENCE CALL PARTICIPANTS

Lee Danias
Private Investor

A. Cannon
Private Investor

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the quarter 1 2008 Lumera Corporation earnings conference call.

(Operator Instructions)

And I would now like to turn the presentation over to your host for today's call, Ms. Helene Jaillet, Director of Investor Relations and Corporate Communications.

Helene Jaillet - Lumera Corp. - Director, IR and Corporate Communications

Thank you and good afternoon and welcome to the Lumera's first quarter 2008 conference call. This follows our news release, which was issued at approximately 4 p.m. Eastern Time today, May 6, 2008.

Again, my name is Helene Jaillet and I'm Director of Investor Relations and Corporate Communications for Lumera. After I make some brief housekeeping remarks, you'll hear from Dr. Joe Vallner, Interim CEO of Lumera, from Peter Biere, Senior Vice President, Chief Financial Officer and Treasurer, and from Dr. Raluca Dinu, Vice President of the Electro-Optic business unit.

Now, a few comments before we begin. Please remember, as always, that elements of this presentation are forward-looking and are based on our best view of the world and our business as we see them today. It is no guarantee of our future performance. The forward-looking elements discussed in this conference call can change as the world changes and we would ask that you interpret these comments in that light and as more explicitly stated both in the current press release and in the Risk Assessment section of our annual report on Form 10-K and other filings with the SEC that are posted on our website.

Additionally, may I also remind you that this conference is being broadcast via the internet and it is available on the Investor Relations section of our website at www.lumera.com. The call is being recorded and will be available for replay on our website. The prepared remarks that are being made are copyrighted and cannot be reproduced without the permission of Lumera Corp.

This afternoon we'll cover our performance for the first quarter of 2008, make some comments regarding the year and of course at the end we'll have time for questions and answers.

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Final Transcript
May. 06. 2008 / 1:30PM PT, LMRA - Q1 2008 LUMERA CORP Earnings Conference Call

And now I'll turn the call over to our CEO, Joe Vallner.

Joe Vallner - Lumera Corp. - Interim CEO

Thanks, Helene. Needless to say, the biggest event of the quarter was the announcement of our proposed merger with GigOptix, LLC. I realize that there's been a lot of frustration on the part of our investors due to the lack of information that we've been able to convey on the details of the proposed merger, the benefits we expect and specifically information on GigOptix financials.

Many of you have read the definitive agreement and are asking about the status of the GigOptix audit. As a private company, GigOptix' financial statements were un-audited and GigOptix is currently in the process of having its audit completed. Completion of this audit, GigOptix' first, involves very complicated accounting principles and is a challenging effort.

GigOptix reports that the audit process is going well and that while it's not possible to know a completed date for certain, at this point they feel confident the audit will be completed in time to file the S4 in June or July at the latest. We obviously can't promise that, but we are hopeful that they will be able to keep to the June time frame. When the S4 is filed, we'll be able to hold another conference call to expand on the anticipated benefits of the proposed merger.

We very much appreciate your patience in this. We want you to know that we're very enthusiastic about the benefits of working as one with GigOptix.

Now, from a procedural standpoint, let me outline the events that will transpire between now and the time we hope to close the merger. Once the S4 is filed, the SEC will review and make comment on the S4 and we will likely have to file one or more amendments. Once the SEC has completed its review, which can last generally 60 to 90 days, we will send the proxy statement, prospectus and related materials to our shareholders. Depending on when the mailing takes place, we will set a date for an official annual meeting. This will give shareholders at least 30 days in which to cast their votes on the proposed merger.

Based on where we are today in the process, we believe that the meeting, the shareholder meeting will likely be held later in the third quarter. We'll be able to update that expectation as we go forward. If approved, and we strongly recommend that it be approved, the new combined company, to be known as GigOptix, Inc., will begin trading on the NASDAQ under the symbol GIGX.

At this point I want to turn the call over to Peter, who will discuss this quarter's financials and some of the significant other activities that occurred during the quarter and then to Raluca to update you on the Electro-Optic business. I will return after their comments to address some items regarding Plexera. Peter?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Thanks, Joe. Much of what I'll discuss on today's call can be found in our press release. I'll add a little color and answer some of the questions that you may have about our operating results and activity during the quarter.

Looking at revenues, our revenues totaled $484,000 for the first quarter of 2008 compared to $860,000 for the same quarter last year, a decrease of $376,000, or 44%. Our contract revenues totaled $472,000 during the first quarter of 2008, which is $303,000 less than the same period last year.

I mentioned on our earlier call in March that we expected first quarter revenues to be below last year as we waited for the award or renewal process on our government contracts to occur. We didn't lose any revenue associated with the late renewal, but some of it will be earned during the first quarter of 2009. And while the comparison to last year's revenue isn't favorable, we now have more revenue under government contract than ever before.

That the same agencies continue to renew and award Lumera contract development work is a testament to our team's continued ability to meet contract milestones. This current group of contracts are more focused on later stage device development, which we believe signals that we're closer to being able to transfer technology from research projects to customers, both on the government side and commercially.

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Final Transcript
May. 06. 2008 / 1:30PM PT, LMRA - Q1 2008 LUMERA CORP Earnings Conference Call

With the four contracts we've announced, we've signed a total of $5.6 million in new or renewed contracts and meeting a milestone on the SBIR grant can put that number over $6 million, all to be earned over the next year. And I'll discuss the relative importance of this revenue to our ongoing operating costs in a moment.

Backlog on our government contracts totaled $5.2 million at March 31, 2008 and also included in first quarter revenues we sold $12,000 of electro-optic modulators and materials. That compares to last year's total of $85,000.

Operating expenses totaled $6.41 million during the three months ended March 31, 2008. That compares with $3.434 million for the prior year quarter, an increase of about $3 million, or 87%. Now, the $6.4 million in operating expense does include a lot of cost that's unrelated to our post-restructuring and post-merger cost structure.

Let me summarize it this way. Plexera operating costs in Quarter 1 totaled about $2 million. The restructuring charge, which was mostly related to Plexera, and a smaller Lumera workforce reduction totaled $934,000. Merger related advisory and legal fees totaled about $840,000. And our non-cash reserve for Asyrmatos note receivable was $0.5 million.

So out of the $6.4 million in operating costs during the quarter, about $4.2 million of that will not be recurring. That leaves about $2.2 million related to true ongoing operating costs, about $1.3 million for electro-optic and $900,000 for corporate. And I'll say more on this subject when I cover liquidity in a minute or two.

On our income statement we break out operating expense into two categories. The R&D component of operating expense totaled $2.294 million during the current quarter, increasing about $1 million, or 80%, from the first quarter of 2007. Lower contract revenues in the current period mean we're charging less labor and related overhead costs to the cost of contracts, so that drops down into the R&D expense line and makes up about $500,000, or roughly half of the increase.

Incremental spending on Plexera product development, mostly with outside contractors, made up the rest of the increase over 2007. And as mentioned earlier, with the shutdown of Plexera, these product development costs will not carry past the end of the current quarter.

The marketing G&A component of operating expense totaled $4.116 million during the current quarter, up about $2 million, or 90%, from the first quarter of 2007. The increase in the first quarter this year is due primarily to costs associated with restructuring activity and then professional fees related to the proposed merger with GigOptix. I'll discuss the details of our restructuring charge, which totaled $934,000, in a minute. Financial advisory and legal fees were higher by just over $1 million from the prior year quarter. And again, that primarily relates to proposed merger activities.

During the quarter we also recorded a collectibility reserve of $500,000 for our note receivable from Asyrmatos. Generally accepted accounting principles makes us do this because of the early stage of Asyrmatos' business, so the reserve is not a commentary on our assessment of Asyrmatos millimeter wave opportunity.

Lastly, we recorded a $556,000 reduction to non-cash stock-based compensation expense, mostly associated with option forfeitures which followed our reduction in workforce and which partly offsets the expense increases that I just noted.

We earned $121,000 in interest income on our cash investments during the current quarter. That compares with $321,000 for the first quarter of 2007 and this is a lower interest level due to declining investment balance.

Our net loss for the first quarter totaled $6.041 million, or $0.30 per share, on 20.1 million weighted average shares. That compares to a net loss of $2.696 million for the prior year quarter, or $0.13 per share, on 20.1 million shares. Without Plexera and other expenses that are unrelated to ongoing operating activities, our net loss this quarter would have been approximately $1.8 million, or $0.09 per share.

At March 31, 2008, we had $9.2 million in cash and investment securities, which is in line with our overall expectation. So we spent $5.4 million in cash this quarter to finance our operations and working capital requirements and that includes the loan to Asyrmatos.

And before elaborating on our cash burn, I would like to highlight the restructuring charge and explain the impact of our Plexera decision and other cost cutting measures -- the impact of our other cost cutting measures on our ongoing burn rate.

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Final Transcript
May. 06. 2008 / 1:30PM PT, LMRA - Q1 2008 LUMERA CORP Earnings Conference Call

In March we recorded a restructuring charge which totaled $934,000. Of that amount, $524,000 relates to severance costs and taxes, about 80% of which we paid during the second quarter and then the remainder in the third quarter this year. We eliminated 23 positions in Plexera, five positions in corporate and one position in electro-Optics.

We also recorded a provision for fixed asset impairment totaling $243,000. This is our best estimate of the non-cash loss that we'll eventually realize once we determine what will happen to a certain -- to certain of Plexera's fixed assets.

The third restructuring component is a provision for Plexera license and contract terminations, which totaled $157,000. So of the total restructuring charge of $934,000, approximately $616,000 will impact cash and that mostly in the second quarter.

Apart from restructuring, we spent approximately $2 million in Plexera during the first quarter and this will obviously not repeat, as operations did cease on March 27th. Electro-optic spent about $1.1 million in its operating activities during the quarter and that includes gross margin on contract revenues, which are lower, as discussed, than future quarters. So we expect the net spending in EO to go down from this level.

And while we spent about $900,000 in recurring corporate costs during the first quarter, this total will fluctuate on a quarterly basis. I think it should be a reasonable estimate, aside from additional upcoming merger related costs.

Earlier I mentioned the corporate expense accruals during the first quarter included about $840,000 in direct expense for financial advisory and legal fees related to the proposed merger. These payments will also be made in the second quarter.

Working capital changes apart from our restructuring and merger related accruals during the quarter netted to about a $1 million use of cash. And finally, while our Asyrmatos stock acquisition during the quarter was made with the value of our intellectual property so it was a non-cash investment, we did loan Asyrmatos $0.5 in startup cash and that in exchange for a long term note receivable.

Without factoring in any effects of the proposed merger, we believe that we'll have enough cash to fund ongoing operations through the middle of 2009. Based on our operating plan over the next five quarters, which includes about $6 million in government revenues which are mostly committed, plus some additional product revenue we expect from partnering and sales of modulators, chips and electro-optic materials.

Back in March we filed a registration statement covering a portion of the shares that were committed under the Kingsbridge Committed Equity Financing Facility, or CEFF. This filing is still in progress but should be effective sometime in the coming weeks. Between the $25 million CEFF and our active $50 million shelf registration, we have a couple of options should we decide to raise additional operating capital.

So with those comments, I'd like to turn the call over to our Vice President of Electro-Optics, Raluca Dinu.

Raluca Dinu - Lumera Corp. - VP, Electro-Optic Business Unit

Thank you, Peter. In the fourth quarter call we indicated that we had several government contracts under negotiation. And we hope to be able to announce them soon. This indeed all came through in the first quarter.

To briefly recap, first, DARPA, which formally awarded Lumera Phase III of the contract that had been tentatively approved in July 2006. DARPA officials indicated that all milestones contingent on the award have been successfully met by Lumera and awarded $2.4 million for the 12-month contract. The technical achievement realized to attain this milestone represent truly significant breakthrough efforts, making our 1.2 V driving voltage in 7 to 8 dB of insertion loss on the stable 40 gigahertz modulator. To our knowledge, an unmatched achievement in industry.

Second, the U.S. Air Force Research Laboratory awarded us a $2.2 million contract to fabricate low driving voltage, reliable electro-optic polymer modulators using Lumera's high performance organic polymers. Current concepts of phased array radar in high performance satellite systems require high bandwidth electro-optic modulators with low driving voltages and wide bandwidth.

Lumera's EO devices have made significant strides in reaching these very aggressive goals and we look forward to meeting the AFRL, or the Air Force Research Laboratory requirements over the course of the 12-month contract.

Third, DARPA also awarded Lumera a Phase I small business innovation research contract, or an SBIR contract, for the amount of about $99,000 to design and fabricate polymer devices. Upon successful completion of certain milestones, Lumera could receive a second contract in the range of about $750,000.

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Final Transcript
May. 06. 2008 / 1:30PM PT, LMRA - Q1 2008 LUMERA CORP Earnings Conference Call

The final goal and the end product of the contract will be to economically produce high bandwidth small chip, small form factor, stable, low voltage, ultra linear polymer directional coupler modulators.

The fourth contract awarded was an extension to a U.S. government contract to continue development of technologically advanced wideband optical modulators. The contract is valued at approximately $900,000. The overall funding value has now reached about $7.8 million.

The objective of this contract is to fabricate low driving voltage electro-optic modulators from high performance organic polymers recently scaled up or developed at Lumera. The low driving voltage is crucial for development of phased array radar and high performance satellite systems. These four contracts total approximately $5.6 million in revenue for the 2008 and that is the highest revenue Lumera had ever had.

In the last quarter I spoke about the team's focus on Telcordia testing. I can report that we are on track to complete our testing by mid 2008, as previously indicated.

And now I will pass the call back to Joe. Joe?

Joe Vallner - Lumera Corp. - Interim CEO

Thanks, Raluca. Let me address a question that shareholders have voiced regarding the ultimate disposition of Plexera's assets. Since the announcement that operations at Plexera have ceased, we have been in discussions with a number of parties who have expressed an interest in acquiring some or all of these assets, both hard assets, such as equipment, and soft assets, such as intellectual property. To date we have not reached an agreement with anyone but we will continue to negotiate in order to realize value from these Plexera assets.

This concludes our formal remarks and we'd now like to open this up to questions. Thank you.

 QUESTION AND ANSWER

Operator

(Operator Instructions)

Your first question comes from the line of [Lee Danias]. Please proceed.

Lee Danias Private Investor

Yes, Peter, I have a question on the revenues, other revenues last year to this year. The $12,000 versus $85,000, was that simply a cyclical situation?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Well, it's only cyclical in that we're still in the development stage with various customers. So last year, I believe in the first quarter, we shipped -- we shipped some modulators to Fujitsu, we shipped some electro-optic materials to Lockheed. Not big dollars but the two of them together I think added to $75,000, $80,000 or something. We have ongoing activity with those customers but it's not predictable. So you'll see it coming in one quarter, not another, and occasionally when you compare back and forth it looks like a difference.

Lee Danias Private Investor

Has there been any significant progress with the Lockheed relationship?

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Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Well, I guess I would answer that to say yes and it's continuing and ongoing. We continue to expect good things from that relationship. And like any development project, it takes a while to come to fruition. But we're well into it with Lockheed at this point and DARPA and so the combination of the two look good to us.

Lee Danias Private Investor

In regards to the coming S4, can you shed some light on why that's taking so long?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Well, I think number one it's the audit of the GigOptix financials. The S4, when you see it, and I don't know -- I don't expect you to really appreciate how much time and effort goes into preparing it. It's difficult. But the toughest part in there is right now just getting the GigOptix financials audited.

You may not know this, but iTerra, the predecessor organization, didn't keep their books and records in a fashion that allowed for an auditor to come in and just complete the project. So some pretty tough accounting rules have changed over the last two or three years. They've got to bring everything up to GAAP standards and they're working furiously on it. So I can report good progress but still no date certain.

Lee Danias Private Investor

I'm assuming that the management at Lumera knows the cash position of GigOptix.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Yes.

Lee Danias Private Investor

Does this still support your premise that this is a merger of equals?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Well, I think my fast answer is yes, it does. But saying that, different people in a marriage bring different attributes and skills and capabilities and value propositions to the table. So Lumera and GigOptix, while there's a lot of overlap and I guess rather than saying overlap I would say synergies between the two companies, the things we bring to the table, the financial assets and the technology assets and the human assets are somewhat different on both sides of the table. But yes, it's a merger of equals.

Joe Vallner - Lumera Corp. - Interim CEO

And the customer assets.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

True.

Lee Danias Private Investor

Customer assets I totally agree with. Looking at obviously your share price and where GigOptix is coming in and as an investor, I'm as much concerned about the balance sheet as I am the customer list.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Yes.

Lee Danias Private Investor

All right, gentlemen, thank you.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Thank you.

Operator

Your next question comes from the line of [A. Cannon], private investor. Please proceed.

A. Cannon Private Investor

How much cash does GigOptix bring into this table?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Well, you might have heard me mention it before. We can't discuss the financials that GigOptix will put in until they finish their audit and until the S4 gets filed, which we're anticipating sometime in June, hopefully.

A. Cannon Private Investor

So what was the urgency in announcing the merger if you cannot share these details?

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Well --

A. Cannon Private Investor

When you announced the merger it was north of $2. And right now the stock price is floundering.

Peter Biere - Lumera Corp. - SVP, CFO, Treasurer

Yes. It's mostly a function that we had a definitive agreement to merge the companies and when that condition exists, as a public company we're required to make that information public. And that's the primary driver on the timing.

Operator

Sirs, you appear to have no more questions at this time.

Helene Jaillet - Lumera Corp. - Director, IR and Corporate Communications

All right, well, thank you for listening into the call and may I remind you that the replay is available on our website. Good afternoon.

Operator

Ladies and gentlemen, thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Have a great day.

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